PROSPECTUS                                                  Rule 424(b)(2)
                    3,030,000 Shares of Class A Common Stock

                                     [LOGO]
                            -------------------------

        This Prospectus relates to up to 3,030,000 shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), of Nu Skin Asia Pacific, Inc. ("Nu Skin Asia Pacific" or the "Company"), including the offering by the Company of up to 1,605,000 shares of Class A Common Stock to be issued upon the exercise of options held by distributors (the "Distributor Options") of Nu Skin International, Inc. ("NSI"), an affiliate of the Company, the offering by the Company to its employees of up to 175,000 shares of Class A Common Stock as employee stock bonus awards and the offering by NSI and its affiliates (other than the Company) (the "Rule 415 Selling Stockholders") of up to 1,250,000 shares of Class A Common Stock to their employees as employee stock bonus awards. The offering of the shares of Class A Common Stock underlying the Distributor Options and the employee stock bonus awards are collectively referred to as the "Rule 415 Offerings." See "Rule 415 Selling Stockholders" and "Plan of Distribution."

        The Class A Common Stock may be offered from time to time directly by the holders or pledgees, donees, transferees or other successors in interest. Alternatively, the Class A Common Stock may be offered from time to time by the holders or through brokers or dealers who may act solely as agents, or may acquire shares as principals. The distribution of the Class A Common Stock may be effected in one or more transactions that may take place on the New York Stock Exchange, including block trades, ordinary brokers' transactions, privately negotiated transactions or through sales to one or more broker/dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by these holders in connection with such sales. In connection with such sales, the holders and any participating brokers or dealers may be deemed "underwriters" as such term is defined in the Securities Act of 1933, as amended (the "Securities Act"). See "Plan of Distribution."

        Other than the exercise price of such Distributor Options as may be exercised, the Company will not receive any of the proceeds from the Rule 415
Offerings. The gross proceeds from the issuance of shares of Class A Common Stock by the Company in connection with the exercise of the Distributor Options are estimated to be approximately $9.2 million (assuming the exercise of all 1,605,000 Distributor Options).

        The Class A Common Stock is traded on the New York Stock Exchange under the symbol "NUS." On March 11, 1998, the last reported sale price of the Class A Common Stock was $ 24.56 per share.

        See "Risk Factors" beginning on page 8 for a discussion of certain factors which should be considered by prospective purchasers of the securities offered hereby.


    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.




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                 The date of this Prospectus is March 20, 1998.


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                              AVAILABLE INFORMATION

        The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act with respect to the shares of Class A Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement, including the financial schedules and exhibits filed therewith, which may be examined without charge at, or copies of which may be obtained upon payment of prescribed fees from, the Commission and its regional offices listed below. Statements made in this Prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise with the Commission. Each such statement shall be deemed qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement and the exhibits thereto, as well as any such reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2311. Copies of such material also may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site at http:\\www.sec.gov which contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Such reports and other information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                           INCORPORATION BY REFERENCE

        The following documents have been filed with the Commission and are incorporated by reference in this Prospectus:

        (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Company's Form 10-K/A filed on March 19, 1998; and

        (2) The description of the Company's Class A Common Stock as contained in the Company's Registration Statement on Form 8-A dated November 6, 1996.

        All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.



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        The Company will furnish without  charge,  upon written or oral request, to each person, including any beneficial owner, to whom this Prospectus is delivered, a copy of any or all of the documents incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for documents should be directed to Nu Skin Asia Pacific, Inc., 75 West Center, Provo, UT 84601, Attention: Investor Relations, telephone number (801) 345-6100.

                           FORWARD-LOOKING STATEMENTS

        Certain statements made herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In addition, when used in this Prospectus and the documents incorporated herein by reference, the words or phrases "will likely result," "expects," "intends," "will continue," "is anticipated," "estimates," "projects" and similar expressions are intended to identify "forward-looking statements" within the meaning of the Reform Act. Forward-looking statements include plans and objectives of management for future operations, including plans and objectives relating to the products and the future economic performance and financial results of the Company. The forward-looking statements and associated risks set forth or incorporated by reference herein relate to the: (i) proposed acquisition of NSI and certain of its affiliates; (ii) expansion of the Company's market share in its current markets; (iii) Company's entrance into new markets; (iv) development of new products and new product lines tailored to appeal to the particular needs of consumers in specific markets; (v) stimulation of product sales by introducing new products; (vi) opening of new offices, walk-in distribution centers and distributor support centers in certain markets;
(vii) promotion of distributor growth, retention and leadership through local initiatives; (viii) upgrading of the Company's technological resources to support distributors; (ix) obtaining of regulatory approvals for certain products, including LifePak; (x) stimulation of product purchases by inactive distributors through direct mail campaigns; (xi) retention of the Company's earnings for use in the operation and expansion of the Company's business; (xii) development of brand awareness and loyalty; (xiii) enhancing of the Company's Global Compensation Plan (as defined herein); (xiv) diversifying of the Company's revenue base and markets, (xv) seeking of cost reductions from vendors; and (xvi) establishment of local manufacturing. All forward-looking statements involve predictions and are subject to known and unknown risks and uncertainties, including, without limitation, those discussed under the caption "Risk Factors" as well as general economic and business conditions, that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date made. The factors listed under the caption "Risk Factors" could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Factors and risks that might cause such differences include, but are not limited to, (a) factors related to the Company's reliance upon independent distributors of NSI, (b) fluctuations in foreign currency values relative to the U.S. dollar, (c) adverse economic and business conditions in the Company's markets, especially South Korea and Thailand, (d) the possibility that the proposed acquisition of NSI and certain of its affiliates may not be consummated, (e) the potential effects of adverse publicity, including adverse publicity regarding the Company and other direct selling companies in South Korea and the Company's other markets, (f) the potential negative impact of distributor actions, (g) seasonal and cyclical trends, (h) variations in operating results, (i) government regulation of direct selling activities in the PRC (as defined herein), Malaysia and other existing and future markets, (j) government regulation of products and marketing, (k) import restrictions, (l) other regulatory issues, including regulatory action against the Company or its distributors in any of the Company's markets and particularly in South Korea, (m) the Company's reliance on certain distributors,
(n) the potential  divergence of interests between distributors and the Company,
(o) management of the Company's growth, (p) the effects on operations of the NSI distributor equity program, (q) the introduction of the Scion product line in the Philippines and Aloe-MX in Japan, (r) market acceptance in South Korea and other markets of LifePak, the Company's core IDN product, (s) the acceptance of new distributor walk-in centers in Japan, Thailand and Taiwan, (t) acceptance of modifications to the Company's sales compensation plan in the Philippines, (u) the Company's


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ability to renegotiate or adjust vendor relationships, (v) the Company's ability
to  establish  local  manufacturing  capability,   (w)  risks  inherent  in  the
importation, regulation and sale of personal care and nutritional products in the Company's markets, (x) the Company's ability to successfully enter new markets such as Poland and Brazil and introduce new products in addition to those already referenced above, (y) the Company's ability to manage growth and deal with the possible adverse effect on the Company of the change in the status of Hong Kong, (z) the potential conflicts of interest between the Company and NSI, (aa) control of the Company by the Original Stockholders (as defined herein), (bb) the anti-takeover effects of dual classes of common stock, (cc) the Company's reliance on and the concentration of outside manufacturers, (dd) the Company's reliance on the operations of and dividends and distributions from the Subsidiaries, (ee) taxation and transfer pricing issues, (ff) the potential increase in distributor compensation expense, (gg) product liability issues and
(hh) competition in the Company's existing and future markets. In light of the significant uncertainties inherent in forward-looking statements, the inclusion of any such statement should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. The Company disclaims any obligation or intent to update any such factors or forward-looking statements to reflect future events or developments. See "Risk Factors."

                                   THE COMPANY

        Nu Skin Asia Pacific is a rapidly growing network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company is the exclusive distribution vehicle for NSI in the countries of Japan, Taiwan, Hong Kong (including Macau), South Korea, Thailand and the Philippines, where the Company currently has operations, and in Indonesia, Malaysia, the People's Republic of China ("PRC"), Singapore and Vietnam, where Nu Skin operations have not commenced. The Company's products are specifically designed for the network marketing distribution channel. The Company markets its personal care products under the trademark "Nu Skin" and its nutritional products under the trademark "Interior Design Nutritionals" ("IDN"). The Nu Skin personal care product lines include facial care, body care, hair care and color cosmetics, as well as specialty products such as sun protection, oral hygiene and fragrances. The IDN product lines include nutritional supplements, nutritious and healthy snacks, sports and fitness nutritional products, health solutions and botanical supplements.

        In Japan, Taiwan and Hong Kong, the Company currently offers most of the Nu Skin personal care products and approximately one-third of the IDN products, including LifePak, one of the core IDN nutritional supplements. In South Korea, the Company currently offers approximately one-half of the Nu Skin personal care products, including most of the Nu Skin core facial and hair care products, and LifePak. In Thailand and the Philippines, the Company currently offers one-third of the Nu Skin personal care products, including most of the core facial and hair care products, and none of the nutritional products. The Company believes that it can significantly grow its business and attract new customers by expanding its product offerings in each of its markets to include more of the existing Nu Skin personal care and IDN products. In addition to expanding its product offerings with existing Nu Skin personal care and IDN products, the Company intends to introduce new products tailored to specific markets.

        The Company believes it is one of the fastest growing network marketing companies in Asia. Revenue increased 31.2% to $890.5 million for the year ended December 31, 1997 from $678.6 million in 1996. Operating expenses have increased with the growth of the Company's revenue. Net income increased 14.6% to $93.6 million for the year ended December 31, 1997 from $81.7 million in 1996. The Company's network of independent distributors has grown since the Company's inception in 1991 to more than 430,000 active distributors as of March 5, 1998. See "Risk Factors--Managing Growth."



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        A great  deal of the  Company's  success  to date is the  result  of the growth of its Japanese business, which can be attributed in part to an increasing awareness of the Nu Skin and IDN brands. Significant revenue was recognized from the outset of the Company's operations in Japan in 1993 due to the immediate attention given to the market by leading NSI distributors from around the world. Japan has continued to post strong financial results for the Company, with revenue increasing by approximately 58% in U.S. dollars and 75% in local currency for 1997 compared to 1996 and by approximately 64% in U.S. dollars and 90% in local currency compared to 1995. Given the size of the direct selling market in Japan, management believes that there is still significant opportunity for revenue growth in this market.

        NSI, founded in 1984, is engaged in selling personal care and nutritional products and, together with its affiliates, comprises one of the largest network marketing organizations in the world. NSI provides a high level of support services to the Company, including product development, distributor support services, marketing and other managerial support services. Management believes that the Company's relationship with NSI has allowed the Company to increase revenue and net income at rates that otherwise may not have been possible. See "Risk Factors--Relationship with and Reliance on NSI; Potential Conflicts of Interest." On February 27, 1998, the Company entered into a Stock Acquisition Agreement with the stockholders of NSI and certain affiliates of NSI to acquire all of the capital stock of NSI and certain affiliates of NSI. See "Recent Developments."

        The Company was incorporated on September 4, 1996. On November 20, 1996, the stockholders (the "Original Stockholders") of Nu Skin Japan Company, Limited ("Nu Skin Japan"), Nu Skin Taiwan, Inc. ("Nu Skin Taiwan"), Nu Skin Hong Kong, Inc. ("Nu Skin Hong Kong"), Nu Skin Korea, Inc. ("Nu Skin Korea") and Nu Skin Personal Care (Thailand), Inc. ("Nu Skin Thailand") contributed their shares of capital stock to the capital of the Company in exchange for shares of Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), of the Company (the "Reorganization"). As a result of the Reorganization, each of the above-listed companies became a wholly-owned subsidiary of the Company, and, together with Nu Skin Philippines, Inc., are referred to collectively as the "Subsidiaries." As used herein, "Nu Skin Asia Pacific" or the "Company" means Nu Skin Asia Pacific, Inc. and the Subsidiaries, collectively.

        The Company's principal executive offices are located at 75 West Center Street, Provo, Utah 84601, and its telephone number is (801) 345-6100. Nu Skin(R), Interior Design Nutritionals(TM), IDN(R), a logo consisting of an image of a gold fountain with the words "Nu Skin" below it, and a logo consisting of the stylized letters "IDN" in black and red are trademarks on NSI which are licensed to the Company. The italicized product names used in this Prospectus are product names and also, in certain cases, trademarks and are the property of NSI. All other tradenames and trademarks appearing in this Prospectus are the property of their respective holders.

                               RECENT DEVELOPMENTS

        On February 27, 1998, the Company entered into a Stock Acquisition Agreement (the "Acquisition Agreement") with the stockholders of NSI and certain affiliates of NSI (the "NSI Stockholders") to acquire (the "NSI Acquisition") all of the capital stock of NSI and certain affiliates of NSI (the "Acquired Entities"). The consideration to be paid by the Company to the NSI Stockholders will consist of shares of Series A Preferred Stock, par value $.001 per share, of the Company (the "Series A Preferred Stock") in an amount determined as set forth below, the assumption of the Acquired Entities' S Distribution Notes (as defined below) payable to the NSI Stockholders in the amount of approximately $180.0 million (taking into account the Acquired Entities' S Distribution Notes in the amount of approximately $136.2 million as of December 31, 1997 and additional Acquired Entities' S Distribution Notes covering undistributed earnings for the period commencing January 1, 1998 and ending on the closing date of the NSI Acquisition) and, contingent upon NSI and the Company meeting certain earnings growth targets, up to $25 million in cash per year over the next four years. In addition, the Acquisition Agreement provides that if the Acquired Entities' S Distribution Notes for the above-referenced periods do not


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equal or exceed $180.0  million,  the Company will pay each NSI  Stockholder  in cash or in the form of promissory notes the difference between (i) $180 million and (ii) the aggregate principal amount of the Acquired Entities' S Distribution Notes multiplied by each NSI Stockholder's proportional ownership interest in the outstanding capital stock of NSI. The Acquisition Agreement provides that the number of shares of Series A Preferred Stock to be delivered to the NSI Stockholders shall be determined by dividing $70 million by the average closing price of the Class A Common Stock for the 20 consecutive trading days ending five trading days prior to the closing of the NSI Acquisition.

        Collectively, the NSI Stockholders and their affiliates own beneficially all of the outstanding shares of the Class B Common Stock. In addition, several of the NSI Stockholders are directors and/or executive officers of the Company.

        Effective as of December 31, 1997, NSI contributed certain assets relating to the right to distribute NSI products in the United States to Nu Skin USA, Inc. ("Nu Skin USA"), a newly created corporation wholly owned by the NSI Stockholders, in exchange for all of the common stock of Nu Skin USA. The Nu Skin USA common stock was then distributed to the NSI Stockholders. In addition, effective as of December 31, 1997, NSI and the other Acquired Entities declared distributions to their then existing stockholders (consisting solely of the NSI Stockholders) that included all of such Acquired Entities' previously earned and undistributed S corporation earnings through such date (the "Acquired Entities' S Corporation Distribution"). As of December 31, 1997, such Acquired Entities' aggregate undistributed S corporation earnings were approximately $136.2 million. The Acquired Entities' S Corporation Distribution was distributed in the form of promissory notes due December 31, 2004 and bearing interest at 8.0% per annum (the "Acquired Entities' S Distribution Notes"). The Acquired Entities' S Corporation Distribution Notes are held entirely by the NSI Stockholders. In addition, the Acquired Entities will declare distributions to then existing stockholders that include all of such Acquired Entities' previously earned and undistributed S corporation earnings through the date of closing of the NSI Acquisition. As discussed above, the obligation to repay the Acquired Entities' S Distribution Notes to the NSI Stockholders will be assumed by the Company in connection with the NSI Acquisition.

        The Acquired Entities consist of NSI, Nu Skin International Management Group, Inc., ("NSIMG") and the NSI affiliates operating in Europe, Australia and New Zealand, including Nu Skin Europe, Inc.; Nu Skin U.K., Ltd. (domesticated in Delaware under the name Nu Skin U.K., Inc.); Nu Skin Germany, GmbH (domesticated in Delaware under the name Nu Skin Germany, Inc.); Nu Skin France, SARL (domesticated in Delaware under the name Nu Skin France, Inc.); Nu Skin Netherlands, B.V. (domesticated in Delaware under the name Nu Skin Netherlands, Inc.); Nu Skin Italy, (SRL) (domesticated in Delaware under the name Nu Skin
Italy, Inc.); Nu Skin Spain, S.L. (domesticated in Delaware under the name Nu Skin Spain, Inc.); Nu Skin Belgium, N.V. (domesticated in Delaware under the name Nu Skin Belgium, Inc.); Nu Skin Personal Care Australia, Inc.; Nu Skin New Zealand, Inc.; Nu Skin Brazil, Ltda. (domesticated in Delaware under the name Nu Skin Brazil, Inc.); Nu Skin Argentina, Inc.; Nu Skin Chile, S.A. (domesticated in Delaware under the name Nu Skin Chile, Inc.); Nu Skin Poland Spa. (domesticated in Delaware under the name Nu Skin Poland, Inc.); and Cedar Meadows, L.C. The NSI Stockholders continue to own as private entities the NSI affiliates operating in the United States, Canada, Mexico, Guatemala and Puerto Rico, including Nu Skin USA, Inc.; Nu Skin Canada, Inc.; Nu Skin Mexico S.A. de C.V. (domesticated in Delaware under the name Nu Skin Mexico, Inc.); Nu Skin Guatemala, S.A. (domesticated in Delaware under the name Nu Skin Guatemala, Inc.); and Nu Skin Puerto Rico, Inc. (collectively, the "Retained Entities").



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        The following  chart  illustrates  the  organizational  structure of the
Company and the Retained Entities immediately after the NSI Acquisition.


                             [ORGANIZATIONAL CHART]


        Through its acquisition of NSI, the Company will obtain ownership and control of the Nu Skin trademarks and tradenames, the Nu Skin Global Compensation Plan, distributor lists and related intellectual property and know-how (collectively, the "Intellectual Property"). The Company, through NSI, intends to continue to license the Intellectual Property and, through NSIMG, intends to continue to provide management support services to the Acquired Entities on substantially the same terms as existed prior to the NSI
Acquisition. In connection with the NSI Acquisition, the Company anticipates, through NSI and NSIMG, entering into new agreements with Nu Skin USA, Inc. and revised agreements with the other Retained Entities on terms substantially similar to its agreements with the Acquired Entities, pursuant to which NSI will continue to license the Intellectual Property and the exclusive right to sell Nu Skin personal care and nutritional products in the United States, Canada, Mexico, Guatemala and Puerto Rico to the Retained Entities and NSIMG will continue to provide management support services to the Retained Entities.

        Upon completion of the NSI Acquisition, the Company and its subsidiaries will own and distribute Nu Skin products in 18 markets worldwide. The Company will also hold the rights to all future Nu Skin markets.



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                                  RISK FACTORS

        An investment in the Class A Common Stock offered hereby involves special considerations and significant risks, including, but not limited to, those discussed or referred to below. Prospective investors should carefully consider the following risks and information in conjunction with the other information contained in this Prospectus before acquiring shares of Class A Common Stock. The risk factors set forth below relate to the Company's business prior to the contemplated NSI Acquisition. Certain of these factors may be impacted by the proposed NSI Acquisition; however, no assurance can be given that the NSI Acquisition will be consummated. See "Recent Developments."

Reliance Upon Independent Distributors of NSI

        The Company distributes its products exclusively through independent distributors who have contracted directly with NSI to become distributors. Consequently, the Company does not contract directly with distributors but licenses its distribution system and distributor force from NSI. Distributor agreements with NSI are voluntarily terminable by distributors at any time. The Company's revenue is directly dependent upon the efforts of these independent distributors, and any growth in future sales volume will require an increase in the productivity of these distributors and/or growth in the total number of distributors. As is typical in the direct selling industry, there is turnover in distributors from year to year, which requires the sponsoring and training of new distributors by existing distributors to maintain or increase the overall distributor force and motivate new and existing distributors. The Company experiences seasonal decreases in distributor sponsoring and product sales in some of the countries in which the Company operates because of local holidays and customary vacation periods. The size of the distribution force can also be particularly impacted by general economic and business conditions and a number of intangible factors such as adverse publicity regarding the Company or NSI, or the public's perception of the Company's products, product ingredients, NSI's distributors or direct selling businesses in general. Historically, the Company has experienced periodic fluctuations in the level of distributor sponsorship (as measured by distributor applications). However, because of the number of factors that impact the sponsoring of new distributors, and the fact that the Company has little control over the level of sponsorship of new distributors, the Company cannot predict the timing or degree of those fluctuations. There can be no assurance that the number or productivity of the Company's distributors will be sustained at current levels or increased in the future. In addition, the number of distributors as a percentage of the population in a given country or market could theoretically reach levels that become difficult to exceed due to the finite number of persons inclined to pursue a direct selling business opportunity. This is of particular concern in Taiwan, where industry sources have estimated that up to 10% of the population is already involved in some form of direct selling.

        Since distributor agreements are entered into between NSI and distributors, all of the distributors who generate revenue for the Company are distributors of NSI. See "--Relationship with and Reliance on NSI; Potential Conflicts of Interest." Because distributors are independent contractors of NSI, neither NSI nor the Company is in a position to provide the same level of direction, motivation and oversight as either would with respect to its own employees. The Company relies on NSI to enforce distributors policies and procedures. Although NSI has a compliance department responsible for the enforcement of the policies and procedures that govern distributor conduct, it can be difficult to enforce these policies and procedures because of the large number of distributors and their independent status, as well as the impact of regulations in certain countries that limit the ability of NSI and the Company to monitor and control the sales practices of distributors.

Currency Risks

        The Company's foreign-derived sales and selling, general and administrative expenses are converted to U.S. dollars for reporting purposes. Consequently, the Company's reported earnings are significantly impacted by changes in currency exchange rates, generally increasing with a weakening dollar and decreasing with a strengthening dollar. In addition, the Company purchases inventory from NSI in U.S. dollars and assumes currency exchange rate risk with respect to such purchases. Local currency in Japan, Taiwan, Hong Kong, South

Korea, Thailand and the Philippines is generally used to settle non-inventory transactions with NSI. Given the uncertainty of the extent of exchange rate fluctuations, the Company cannot estimate the effect of these fluctuations on its future business, product pricing, results of operations or financial condition. However, because nearly all of the Company's revenue is realized in local currencies and the majority of its cost of sales is denominated in U.S. dollars, the Company's gross profits will be positively affected by a weakening in the U.S. dollar and will be negatively affected by a strengthening in the U.S. dollar.

        The Company believes that a variety of complex factors impact the value of local currencies relative to the U.S. dollar including, without limitation, interest rates, monetary policies, political environments, and relative economic strengths. The Company has been subject to exceptionally high volatility in currency exchange rates in certain markets during 1997. In order to partially offset the anticipated effect of these currency fluctuations, the Company implemented a price increase on certain of its products of between 5% and 9% on average in 1997. There can be no assurance that future currency fluctuations will not result in similar concerns or adversely affect the performance of the price of the Class A Common Stock. Although the Company tries to reduce its exposure to fluctuations in foreign exchange rates by using hedging transactions, such transactions may not entirely offset the impact of currency fluctuations. Accordingly, in the face of a strengthening of the U.S. dollar, the Company's earnings will be adversely affected. The Company does not use hedging transactions for trading or speculative purposes.

Risks Related to the Proposed NSI Acquisition

        The Company believes that the proposed NSI Acquisition will offer opportunities for long-term efficiencies in operations that should positively affect future results of the combined operations of the Company and the Acquired Entities. However, no assurances can be given whether or when such efficiencies will be realized. In addition, the combined companies will be more complex and diverse than the Company individually, and the combination and continued
operation of their distinct business operations will present difficult challenges for the Company's management due to the increased time and resources required in the management effort. While management and the Board of Directors of the Company believe that the combination can be effected in a manner which will increase the value of the Company and the Acquired Entities, no assurance can given that such realization of value will be achieved.

        Although the parties to the NSI Acquisition have entered into definitive agreements, the closing of the NSI Acquisition is subject to the timely satisfaction of certain conditions contained in the Acquisition Agreement. Although the Company currently expects that such closing conditions will be satisfied or waived, there can be no assurance that the closing of the NSI Acquisition will occur. Such conditions include, among others, the receipt of an opinion from the Company's independent public accountants with respect to certain tax matters of the NSI Acquisition, the receipt of all necessary consents and approvals from governmental officials and other third parties and the absence of any material adverse change in the business or operations of the Acquired Entities.

Potential Effects of Adverse Publicity

        The size of the distribution force and the results of the Company's operations can be particularly impacted by adverse publicity regarding the Company or NSI, or their competitors, including publicity regarding the legality of network marketing, the quality of the Company's products and product ingredients or those of its competitors, regulatory investigations of the Company or the Company's competitors and their products, distributor actions and the public's perception of NSI's distributors and direct selling businesses generally.

        In 1991 and 1992, NSI was the subject of investigations by various regulatory agencies of eight states. All of the investigations were concluded satisfactorily. However, the publicity associated with the investigations resulted in a material adverse impact on NSI's results of operations. The denial by the Malaysian government in 1995 of the Company's business permit applications due to distributor actions resulted in adverse publicity for the Company. See"--Potential Negative Impact of Distributor Actions." In South Korea, publicity generated by a coalition of consumer groups targeted at a competitor of the Company negatively impacted the Company's operations in 1997. In addition, the South Korean government and certain consumer and trade organizations have expressed concerns which have attracted media attention regarding South Korean consumption of luxury and foreign products, in general. The Company believes that the adverse publicity resulting from these claims and media campaigns has adversely affected and may continue to adversely affect the direct selling industry and the Company's South Korean operations. See "--Seasonality and Cyclicality; Variations in Operating Results." The State of Pennsylvania recently filed an action against NSI for alleged violations of Pennsylvania law relating to activities of Nu Skin distributors promoting a business called Big Planet. The filing of the action precipitated certain negative media coverage and may have an impact on the operations of the Company and its affiliates. There can be no assurance that the Company will not be subject to adverse publicity in the future as a result of regulatory investigations or actions, whether of the Company or its competitors, distributor actions, actions of competitors or other factors, or that such adverse publicity will not have a material adverse effect on the Company's business or results of operations. See "--Government Regulation of Direct Selling Activities," "--Government Regulation of Products and Marketing; Import Restrictions," "--Other Regulatory Issues" and "--Entering New Markets."

Potential Negative Impact of Distributor Actions

        Distributor actions can negatively impact the Company and its products. From time to time, the Company receives inquiries from regulatory agencies precipitated by distributor actions. For example, in October 1995, the Company's business permit applications were denied by the Malaysian government as the result of activities by certain NSI distributors before required government approvals could be secured. NSI subsequently terminated the distributorship rights of some of the distributors involved and elected to withdraw from the Malaysian market for a period of time. The denial by the Malaysian government of the Company's business permit applications resulted in adverse publicity for the Company. See "--Other Regulatory Issues." Distributor activities in other countries in which the Company has not commenced operations may similarly result in an inability to secure, or delay in securing, required regulatory and business permits. In addition, the publicity which can result from a variety of potential distributor activities such as inappropriate earnings claims, product representations or improper importation of Nu Skin products from other markets, can make the sponsoring and retaining of distributors more difficult, thereby negatively impacting sales. See "--Potential Effects of Adverse Publicity." Furthermore, the Company's business and results of operations could be adversely affected if NSI terminates a significant number of distributors or certain distributors who play a key role in the Company's distribution system. There can be no assurance that these or other distributor actions will not have a material adverse effect on the Company's business or results of operations. The recent action filed by the State of Pennsylvania against the Company resulted from improper distributor actions. See "--Potential Effects of Adverse Publicity."

Seasonality and Cyclicality; Variations in Operating Results

        While neither seasonal nor cyclical variations have materially affected the Company's results of operations to date, the Company believes that its rapid growth may have overshadowed these factors. Accordingly, there can be no assurance that seasonal or cyclical variations will not materially adversely affect the Company's results of operations in the future.

        The direct selling industry in Asia is impacted by certain seasonal trends such as major cultural events and vacation patterns. For example, sales are generally affected by local New Year celebrations in Japan, Taiwan, Hong Kong, South Korea and Thailand, which occur in the Company's first quarter. Management believes that direct selling in Japan is also generally negatively impacted during August, when many individuals traditionally take vacations.

        Generally, the Company has experienced rapid revenue growth in each new market from the commencement of operations. In Japan, Taiwan and Hong Kong, the initial rapid revenue growth was followed by a short period of stable or declining revenue followed by renewed growth fueled by new product introductions, an increase in the number of active distributors and increased distributor productivity. The Company's operations in South Korea experienced a significant decline in 1997 which was due in part to a business cycle common to new markets opened by the Company but which was due primarily to general economic turmoil and adverse business conditions. See "--Potential Effects of Adverse Publicity." An additional factor which the Company believes has contributed to revenue decline in South Korea is the focus of key distributors on other recently-opened markets, including Thailand.

        In addition, the Company may experience variations in its results of operations, on a quarterly basis as new products are introduced and new markets are opened. There can be no assurance that current revenue and productivity trends will be maintained in any of these markets or that future results of operations will follow historical performance.

Government Regulation of Direct Selling Activities

        Direct selling activities are regulated by various governmental agencies. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods and/or do not involve legitimate products. In Japan, the Company's distribution system is regulated under the "Door-to-Door" Sales Law, which requires the submission of specific information concerning the Company's business and products and which provides certain cancellation and cooling-off rights for consumers and new distributors. Management has been advised by counsel that in some respects Japanese laws are becoming more restrictive with respect to direct selling in Japan. In Taiwan, the Fair Trade Law (and the Enforcement Rules and Supervisory Regulations of Multi-Level Sales) requires the Company to comply with registration procedures and also provides distributors with certain rights regarding cooling-off periods and product returns. The Company also complies with South Korea's strict Door-to-Door Sales Act, which requires, among other things, the regular reporting of revenue, the registration of distributors together with the issuance of a registration card, and the maintaining of a current distributor registry. This law also limits the amount of commissions that a registered multi-level marketing company can pay to its distributors to 35% of revenue in a given month. In Thailand and the Philippines, general fair trade laws impact direct selling and multi-level marketing activities.

        Based on research conducted in opening its existing markets (including assistance from local counsel), the nature and scope of inquiries from government regulatory authorities and the Company's history of operations in such markets to date, the Company believes that its method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities of all of the countries in which the Company currently operates. Many countries, however, including Singapore, one of the Company's potential markets, currently have laws in place that would prohibit the Company and NSI from conducting business in such markets. There can be no assurance that the Company will be allowed to conduct business in each of the new markets or continue to conduct business in each of its existing markets licensed from NSI. See "--Entering New Markets."

Government Regulation of Products and Marketing; Import Restrictions

        The Company and NSI are subject to or affected by extensive governmental regulations not specifically addressed to network marketing. Such regulations govern, among other things, (i) product formulation, labeling, packaging and importation, (ii) product claims and advertising, whether made by the Company, NSI or NSI distributors, (iii) fair trade and distributor practices, (iv) taxes, transfer pricing and similar regulations that affect foreign taxable income and customs duties, and (v) regulations governing foreign companies generally.

        With the exception of a small percentage of revenues in Japan, virtually all of the Company's sales historically have been derived from products purchased from NSI. All of those products historically have been imported into the countries in which they were ultimately sold. The countries in which the Company currently conducts business impose various legal restrictions on imports. In Japan, the Japanese Ministry of Health and Welfare ("MOHW") requires the Company to possess an import business license and to register each personal care product imported into the country. Packaging and labeling requirements are also specified. The Company has had to reformulate many products to satisfy MOHW regulations. In Japan, nutritional foods, drugs and quasi-drugs are all strictly regulated. The chief concern involves the types of claims and representations that can be made regarding the efficacy of nutritional products. In Taiwan, all "medicated" cosmetic and pharmaceutical products require registration. In Hong Kong and Macau, "pharmaceutical" products are strictly regulated. In South Korea, the Company is subject to and has obtained the mandatory certificate of confirmation as a qualified importer of cosmetics under the Pharmaceutical
Affairs Law as well as additional product approvals for each of the 45 categories of cosmetic products which it imports. Each new cosmetic product undergoes a 60-day post-customs inspection during which, in addition to compliance with ingredient requirements, each product is inspected for compliance with South Korean labeling requirements. In Thailand, personal care products are regulated by the Food and Drug Association and the Ministry of Public Health and all of the Nu Skin personal care products introduced in this market have qualified for simplified approval procedures under Thai law. In the Philippines, Nu Skin products are regulated by the Bureau of Food and Drug and all products introduced in this market have been registered. There can be no assurance that these or other applicable regulations will not prevent the
Company from introducing new products into its markets or require the reformulation of existing products.

        The Company has not experienced any difficulty maintaining its import licenses but has experienced complications regarding health and safety and food and drug regulations for nutritional products. Many products require reformulation to comply with local requirements. In addition, new regulations could be adopted or any of the existing regulations could be changed at any time in a manner that could have a material adverse effect on the Company's business and results of operations. Duties on imports are a component of national trade and economic policy and could be changed in a manner that would be materially adverse to the Company's sales and its competitive position compared to locally-produced goods, in particular in countries such as Taiwan, where the Company's products are already subject to high customs duties. In addition, import restrictions in certain countries and jurisdictions limit the Company's ability to import products from NSI. In some jurisdictions, such as the PRC, regulators may prevent the importation of Nu Skin and IDN products altogether. Present or future health and safety or food and drug regulations could delay or prevent the introduction of new products into a given country or marketplace or suspend or prohibit the sale of existing products in such country or marketplace.

Other Regulatory Issues

        As a U.S. entity operating through subsidiaries in foreign jurisdictions, the Company is subject to foreign exchange control and transfer pricing laws that regulate the flow of funds between the Subsidiaries and the Company, as well as the flow of funds to NSI for product purchases, management services and contractual obligations such as payment of distributor commissions. The Company believes that it operates in compliance with all applicable customs, foreign exchange control and transfer pricing laws. However, there can be no assurance that the Company will continue to be found to be operating in compliance with foreign customs, exchange control and transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes in the Company's operating procedures.

        As is the case with most network marketing companies, NSI and the Company have from time to time received inquiries from various government regulatory authorities regarding the nature of their business and other issues such as compliance with local business opportunity and securities laws. Although to date none of these inquiries has resulted in a finding materially adverse to the Company or NSI, adverse publicity resulting from inquiries into NSI operations by certain government agencies in the early 1990's, stemming in part out of inappropriate product and earnings claims by distributors, materially adversely affected NSI's business and results of operations. There can be no assurance that the Company or NSI will not face similar inquiries in the future which, either as a result of findings adverse to the Company or NSI or as a result of adverse publicity resulting from the instigation of such inquiries, could have a material adverse effect on the Company's business and results of operations. See "--Potential Effects of Adverse Publicity."

        The Subsidiaries are periodically subject to reviews and audits by various governmental agencies, particularly in new markets, where the Company has experienced high rates of growth. Recently, the South Korean Ministry of Trade, Industry and Energy commenced an examination of the largest foreign and domestic owned network marketing companies in South Korea, including Nu Skin Korea. The purposes of the examination were stated to be to monitor how companies are operating and to audit current business practices. In addition, Nu Skin Korea has been subject to an audit by the South Korean Customs Service. Management believes that this audit was precipitated largely as a result of Nu Skin Korea's rapid growth and its position as the largest importer of cosmetics and personal care products in South Korea as well as by recent South Korean trade imbalances. The Customs Service reviewed a broad range of issues relating to the operations of Nu Skin Korea, with a focus on reviewing customs valuation issues and intercompany payments. Recently, the Customs Service has resolved certain issues related to its audit without imposing sanctions. The intercompany payment issue was referred to various other government agencies which have also recently concluded their reviews and found no wrong-doing and imposed no fines, sanctions or other restrictions. The import valuation issues, which management considers to be routine in light of the Company's extensive import and export activities, were referred to the valuation division of the Customs Service. The Company continues to believe that its actions have been in compliance in all material respects with relevant regulations. See "--Potential Negative Impact of Distributor Actions." Management believes that other major importers of cosmetic products are also the focus of regulatory reviews by South Korean authorities.

        Businesses which are more than 50% owned by non-citizens are not permitted to operate in Thailand unless they have an Alien Business Permit, which is frequently difficult to obtain. The Company is currently operating under the Treaty of Amity and Economic Relations between Thailand and the United States (the "Treaty of Amity"). Under the Treaty of Amity, an Alien Business Permit is not required if a Thailand business is owned by an entity organized in the United States, a majority of whose owners are U.S. citizens or entities. From time to time, it has been reported that certain Thailand government officials have considered supporting the termination of the Treaty of Amity. There can be no assurance that, if the Treaty of Amity were terminated, the Company would be able to obtain an Alien Business Permit and continue operations in Thailand.

        Based on the Company's and NSI's experience and research (including assistance from counsel) and the nature and scope of inquiries from government regulatory authorities, the Company believes that it is in material compliance with all regulations applicable to the Company. Despite this belief, either the Company or NSI could be found not to be in material compliance with existing regulations as a result of, among other things, the considerable interpretative and enforcement discretion given to regulators or misconduct by independent distributors. In 1994, NSI and three of its distributors entered into a consent decree with the United States Federal Trade Commission (the "FTC") with respect to its investigation of certain product claims and distributor practices, pursuant to which NSI paid approximately $1 million to settle the FTC investigation. In August 1997, NSI reached a settlement with the FTC with respect to certain product claims and its compliance with the 1994 consent decree pursuant to which settlement NSI paid $1.5 million to the FTC. In connection with the August 1997 settlement, NSI also voluntarily agreed to recall and rewrite virtually all of its sales and marketing materials to address FTC concerns. In February 1998, the State of Pennsylvania filed a lawsuit against NSI and one of its affiliates Big Planet, Inc. ("Big Planet"), alleging violations of Pennsylvania law. In early March 1998, NSI and Big Planet agreed to suspend for 30 days all sales and recruitment efforts related to Big Planet's potential electricity marketing program. Big Planet also volunteered certain other restrictions on its business. NSI's primary business of distributing personal care and nutritional products was unaffected by the lawsuit. These events were reported in certain media.

        Even though neither the Company nor the Subsidiaries has encountered similar regulatory concerns, there can be no assurances that the Company and the Subsidiaries will not be subject to similar inquiries and regulatory investigations or disputes and the effects of any adverse publicity resulting therefrom. Any assertion or determination that either the Company, NSI or any NSI distributors are not in compliance with existing laws or regulations could potentially have a material adverse effect on the Company's business and results of operations. In addition, in any country or jurisdiction, the adoption of new laws or regulations or changes in the interpretation of existing laws or regulations could generate negative publicity and/or have a material adverse effect on the Company's business and results of operations. The Company cannot determine the effect, if any, that future governmental regulations or administrative orders may have on the Company's business and results of operations. Moreover, governmental regulations in countries where the Company plans to commence or expand operations may prevent, delay or limit market entry of certain products or require the reformulation of such products. Regulatory action, whether or not it results in a final determination adverse to the Company or NSI, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of distributors and, consequently, on the Company's sales and earnings. See "--Potential Effects of Adverse Publicity" and "--Entering New Markets."

Reliance on Certain Distributors; Potential Divergence of Interests between Distributors and the Company

        The Global Compensation Plan allows distributors to sponsor new distributors. The sponsoring of new distributors creates multiple distributor levels in the network marketing structure. Sponsored distributors are referred to as "downline" distributors within the sponsoring distributor's "downline network." If downline distributors also sponsor new distributors, additional levels of downline distributors are created, with the new downline distributors also becoming part of the original sponsor's "downline network." As a result of this network marketing distribution system, distributors develop relationships with other distributors, both within their own countries and internationally. The Company believes that its revenue is generated from thousands of distributor networks. However, the Company estimates that, as of December 31, 1997, approximately 300 distributorships worldwide comprised NSI's two highest executive distributor levels (Hawaiian Blue Diamond and Blue Diamond distributors). These distributorships have developed extensive downline networks which consist of thousands of sub-networks. Together with such networks, these distributorships account for substantially all of the Company's revenue. Consequently, the loss of such a high-level distributor or another key distributor together with a group of leading distributors in such distributor's downline network, or the loss of a significant number of distributors for any reason, could adversely affect sales of the Company's products, impair the Company's ability to attract new distributors and adversely impact earnings.

        Under the Global Compensation Plan, a distributor receives commissions based on products sold by the distributor and by participants in the distributor's worldwide downline network, regardless of the country in which such participants are located. The Company, on the other hand, receives revenues based almost exclusively on sales of products to distributors within the Company's markets. So, for example, if a distributor located in Japan sponsors a distributor in Europe, the Japanese distributor could receive commissions based on the sales made by the European distributor, but the Company would not receive any revenue since the products would have been sold outside of the Company's markets. The interests of the Company and distributors therefore diverge somewhat in that the Company's primary objective is to maximize the amount of products sold within the Company's markets, while the distributors' objective is to maximize the amount of products sold by the participants in the distributors' worldwide downline networks. The Company and NSI have observed that the commencement of operations in a new country tends to distract the attention of distributors from the established markets for a period of time while key distributors begin to build their downline networks within the new country. NSI is currently contemplating opening operations in additional countries outside of the Company's markets. To the extent distributors focus their energies on establishing downline networks in these new countries, and decrease their focus on building organizations within the Company's markets, the Company's business and results of operations could be adversely affected. Furthermore, the Company itself is currently contemplating opening new markets. In the event distributors focus on these new markets, sales in existing markets might be adversely affected. There can be no assurance that these new markets will develop or that any increase in sales in new markets will not be more than offset by a decrease in sales in the Company's existing markets.

Entering New Markets

        As part of its growth strategy, the Company has acquired from NSI the right to act as NSI's exclusive distribution vehicle in Indonesia, Malaysia, the PRC, Singapore and Vietnam. The Company has undertaken reviews of the laws and regulations to which its operations would be subject in Indonesia, Malaysia, the PRC, Singapore and Vietnam. Given existing regulatory environments and economic conditions, the Company's entrance into Singapore and Vietnam is not anticipated in the short to mid-term. The regulatory and political climate in the other countries for which the Company has the right to act as NSI's exclusive distributor is such that a replication of the Company's current operating structure cannot be guaranteed. Because the Company's personal care and nutritional product lines are positioned as premium product lines, the market potential for the Company's product lines in relatively less developed countries, such as the PRC and Vietnam, remains to be determined. Modifications to each product line may be needed to accommodate the market conditions in each country, while maintaining the integrity of the Company's products. No assurance can be given that the Company will be able to obtain necessary regulatory approvals to commence operations in these new markets, or that, once such approvals are obtained, the Company and NSI, upon which the Company is largely dependent for product development assistance, will be able to successfully reformulate Nu Skin personal care and IDN product lines in any of the Company's new markets to attract local consumers.

        Each of the proposed new markets will present additional unique difficulties and challenges. The PRC, for example, has proven to be a particularly difficult market for foreign corporations due to its extensive government regulation and historical political tenets, and no assurance can be given that the Company will be able to establish Nu Skin operations in the PRC using the Company's business model or otherwise. The Company believes that entering the PRC may require the successful establishment of a joint venture enterprise with a Chinese partner and the establishment of a local manufacturing presence. These initiatives would likely require a significant investment over time by the Company. The Company believes that the PRC national regulatory agency responsible for direct selling periodically reviews the regulation of multi-level marketing. Management is aware of recent media and other reports in the PRC reporting an increasing desire on the part of senior government officers to curtail or even abolish direct selling and multi-level marketing activities. These views may lead to changes in applicable regulations. The Company believes that PRC regulators are currently not issuing direct selling or multi-level marketing licenses and may take action restricting or rescinding currently licensed direct selling businesses. The Company is actively working on these and other issues including joint ventures and potential marketing alternatives related to possible Nu Skin operations in the PRC. It is not known when or whether the Company will be able to implement in the PRC business models consistent with those used by the Company in other markets. The Company will likely have to apply for licenses on a province by province basis, and the repatriation of the Company's profits will be subject to restrictions on currency conversion and the fluctuations of the government controlled exchange rate. In addition, because distribution systems in the PRC are greatly fragmented, the Company may be forced to use business models significantly different from those used by the Company in more developed countries. The lack of a comprehensive legal system, the uncertainties of enforcement of existing legislation and laws, and potential revisions of existing laws could have an adverse effect on the Company's proposed business in the PRC.

        The other potential new markets also present significant regulatory, political and economic obstacles to the Company. In Singapore, for example, network marketing is currently illegal and is not permitted under any circumstances. Although the Company believes that this restriction will eventually be relaxed or repealed, no assurance can be given that such regulation will not remain in place and that the Company will not be permanently prevented from initiating sales in Singapore. In addition, Malaysia has governmental guidelines that have the effect of limiting foreign ownership of direct selling companies operating in Malaysia to no more than 30%. There can be no assurance that the Company will be able to properly structure Malaysian operations to comply with this policy. In October of 1995, the Company's business permit applications were denied by the Malaysian government as a result of activities by certain NSI distributors. Therefore, the Company believes that although significant opportunities exist to expand its operations into new markets, there can be no assurance that these or other difficulties will not prevent the Company from realizing the benefits of this opportunity.

Managing Growth

        The Company has experienced rapid growth since operations in Hong Kong commenced in 1991. The management challenges imposed by this growth include entry into new markets, growth in the number of employees and distributors, expansion of facilities necessary to accommodate growth and additions and modifications to the Company's product lines. To manage these changes effectively, the Company may be required to hire additional management and operations personnel and to improve its operational, financial and management systems.

Possible Adverse Effect on the Company of the Change in the Status of Hong Kong

        The Company has offices and a portion of its operations in Hong Kong. Effective July 1, 1997, the exercise of sovereignty over Hong Kong was transferred from the Government of the United Kingdom of Great Britain and Northern Ireland (the "United Kingdom"), to the government of the PRC pursuant to the Sino-British Joint Declaration on the Question of Hong Kong (the "Joint Declaration"), and Hong Kong became a Special Administrative Region ("SAR") of the PRC. The Joint Declaration provided for Hong Kong to be under the authority of the government of the PRC but Hong Kong will enjoy a high degree of autonomy except in foreign and defense affairs, and that Hong Kong be vested with executive, legislative and independent judicial power. The Joint Declaration also provides that the current social and economic systems in Hong Kong will remain unchanged for 50 years after June 30, 1997 and that Hong Kong will retain the status of an international financial center. Although sales in Hong Kong accounted for less than 5% of the Company's revenues for the year ended December 31, 1997, Hong Kong serves as the location for the Company's regional offices and an important base of operations for many of the Company's most successful distributors whose downline distributor networks extend into other Asian markets. Any adverse effect on the social, political or economic systems in Hong Kong resulting from this transfer could have a material adverse effect on the Company's business and results of operations. Although the Company does not anticipate any material adverse change in the business environment in Hong Kong resulting from the 1997 transfer of sovereignty, the Company has formulated contingency plans to transfer the Company's regional office to another jurisdiction in the event that the Hong Kong business environment is so affected.

Relationship with and Reliance on NSI; Potential Conflicts of Interest

        NSI has ownership and control of the NSI trademarks, tradenames, the Global Compensation Plan, the Licensed Property and licenses to the Company rights to use the Licensed Property in certain markets. NSI and its affiliates currently operate in 17 countries, excluding the countries in which the Company currently operates, and will continue to market and sell Nu Skin personal care and IDN nutritional products in these countries, as well as in additional countries outside of the Company's markets, through the network marketing channel. Thus, the Company cannot use the NSI trademarks to expand into other markets for which the Company does not currently have a license without first obtaining additional licenses or other rights from NSI. There can be no assurance that NSI will make any additional markets available to the Company or that the terms of any new licenses from NSI will be acceptable to the Company. See "Recent Developments."

        NSI has licensed to the Company, through the Subsidiaries, rights to distribute Nu Skin and IDN products and to use the Licensed Property in the Company's markets, and NSIMG, an affiliate of NSI, will provide management support services to the Company and the Subsidiaries, pursuant to distribution, trademark/tradename license, licensing and sales, and management services agreements (the "Operating Agreements"). The Company relies on NSI for research, development, testing, labeling and regulatory compliance for products sold to the Company under the distribution agreements, and virtually all of the Company's revenues are derived from products and sales aids purchased from NSI pursuant to these agreements. NSIMG provides the Company with a variety of management and consulting services, including, but not limited to, management, legal, financial, marketing and distributor support/training, public relations, international expansion, human resources, strategic planning, product development and operations administration services. Each of the Operating Agreements (other than the distribution, trademark/tradename license and licensing and sales agreements for Nu Skin Korea, which have shorter terms), is for a term ending December 31, 2016, and is subject to renegotiation after December 31, 2001, in the event that the Original Stockholders and their affiliates, on a combined basis, no longer beneficially own a majority of the combined voting power of the outstanding shares of Common Stock of the Company or of the common stock of NSI. The Company is almost completely dependent on the Operating Agreements to conduct its business, and in the event NSI is unable or unwilling to perform its obligations under the Operating Agreements, or terminates the Operating Agreements as provided therein, the Company's business and results of operations will be adversely affected. See "Recent Developments."

        After consummation of the NSI Acquisition, approximately 98% of the combined voting power of the outstanding shares of Common Stock will be held by the Original Stockholders and certain of their affiliates. Consequently, the Original Stockholders and certain of their affiliates will have the ability, acting in concert, to elect all directors of the Company and approve any action requiring approval by a majority of the stockholders of the Company. Certain of the Original Stockholders also own 100% of the outstanding shares of NSI. As a result of this ownership, and if the NSI Acquisition is not consummated, the Original Stockholders who are also shareholders of NSI will consider the short-term and the long-term impact of all stockholder decisions on the consolidated financial results of NSI and the Company. See "--Control by Original Stockholders; Anti-Takeover Effects of Dual Classes of Common Stock."

        The Operating Agreements were approved by the Board of Directors of the Company, which was, except with respect to the approval of the Operating Agreements with Nu Skin Thailand and Nu Skin Philippines, composed entirely of individuals who were also officers and shareholders of NSI at the time of approval. The Operating Agreements with Nu Skin Thailand and Nu Skin Philippines were approved by a majority of the disinterested directors of the Company. In addition, some of the executive officers of the Company are also executive officers of NSI. It is expected that a number of the Company's executive officers will continue to spend a portion of their time on the affairs of NSI, for which they will continue to receive compensation from NSI.

        In view of the substantial relationships between the Company and NSI, conflicts of interest may exist or arise with respect to existing and future business dealings, including, without limitation, the relative commitment of time and energy by the executive officers to the respective businesses of the Company and NSI, potential acquisitions of businesses or properties, the issuance of additional securities, the election of new or additional directors and the payment of dividends by the Company. There can be no assurance that any conflicts of interest will be resolved in favor of the Company. Under Delaware and Utah law, a person who is a director of both the Company and NSI owes fiduciary duties to both corporations and their respective shareholders. As a result, persons who are directors of both the Company and NSI are required to exercise their fiduciary duties in light of what they believe to be best for each of the companies and its shareholders.

Control by Original Stockholders; Anti-Takeover Effect of Dual Classes of Common Stock

        Because of the relationship between the Company and NSI, management elected to structure the capitalization of the Company in such a manner as to minimize the possibility of a change in control of the Company without the consent of the Original Stockholders. Consequently, the shares of Class B Common Stock enjoy ten to one voting privileges over the shares of Class A Common Stock until the outstanding shares of Class B Common Stock constitute less than 10% of the total outstanding shares of Common Stock. After consummation of the
Offerings, and the NSI Acquisition, the Original Stockholders and certain of their affiliates will collectively own 100% of the outstanding shares of the
Class B Common Stock, representing approximately 98% of the combined voting power of the outstanding shares of Common Stock. Accordingly, the Original
Stockholders and certain of their affiliates, acting fully or partially in concert, will have the ability to control the election of the Board of Directors of the Company and thus the direction and future operations of the Company without the supporting vote of any other stockholder of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities. NSI is a privately-held company, all of the shares of which are owned prior to consummation of the NSI Acquisition by certain of the Original Stockholders. As long as the shareholders of NSI prior to consummation of the NSI Acquisition are majority stockholders of the Company, assuming they act in concert, third parties will not be able to obtain control of the Company through purchases of shares of Class A Common Stock. See "Description of Capital Stock."

Adverse Impact on Company Income Due to Distributor Option Program

        Prior to the Underwritten Offerings, the Original Stockholders converted 1,605,000 shares of Class B Common Stock to Class A Common Stock and contributed such shares of Class A Common Stock to the Company. The Company granted to NSI options to purchase such shares of Class A Common Stock (the "Distributor Options"), and NSI offered these options to qualifying distributors of NSI. The Exercise Price for each Distributor Option is $5.75, which is 25% of the initial price per share to the public of the Class A Common Stock in the Underwritten Offerings. The Distributor Options vested December 31,1997. The shares of Class A Common Stock underlying the Distributor Options have been registered pursuant to Rule 415 under the 1933 Act.

        The Company incurred a total pre-tax non-cash compensation expense of $19.9 million in connection with the grant of the Distributor Options. This non-cash compensation expense resulted in a corresponding impact on net income and net income per share.

Reliance on and Concentration of Outside Manufacturers

        Virtually all the Company's products are sourced through NSI and are produced by manufacturers unaffiliated with NSI. The Company currently has little or no direct contact with these manufacturers. The Company's profit margins and its ability to deliver its existing products on a timely basis are dependent upon the ability of NSI's outside manufacturers to continue to supply products in a timely and cost-efficient manner. Furthermore, the Company's ability to enter new markets and sustain satisfactory levels of sales in each market is dependent in part upon the ability of suitable outside manufacturers to reformulate existing products, if necessary to comply with local regulations or market environments, for introduction into such markets. Finally, the development of additional new products in the future will likewise be dependent in part on the services of suitable outside manufacturers.

        The Company currently acquires products or ingredients from sole suppliers or suppliers that are considered by the Company to be the superior suppliers of such ingredients. The Company believes that, in the event it is unable to source any products or ingredients from its current suppliers, the Company could produce such products or replace such products or substitute ingredients without great difficulty or prohibitive increases in the cost of goods sold. However, there can be no assurance that the loss of such a supplier would not have a material adverse effect on the Company's business and results of operations.

        With respect to sales to the Company, NSI currently relies on two unaffiliated manufacturers to produce approximately 70% and 80% of its personal care and nutritional products, respectively. NSI has a written agreement with the primary supplier of the Company's personal care products that expires at the end of 2000. An extension to such contract is currently being negotiated. NSI does not currently have a written contract with the primary supplier of the Company's nutritional products. The Company believes that in the event that NSI's relationship with any of its key manufacturers is terminated, NSI will be able to find suitable replacement manufacturers. However, there can be no assurance that the loss of either manufacturer would not have a material adverse effect on the Company's business and results of operations.

Reliance on Operations of and Dividends and Distributions from Subsidiaries

        The Company is a holding company without operations of its own or significant assets other than ownership of 100% of the capital stock of each of the Subsidiaries. Accordingly, an important source of the Company's income will be dividends and other distributions from the Subsidiaries. Each of the Subsidiaries has its operations in a country other than the United States, the country in which the Company is organized. In addition, each of the Subsidiaries receives its revenues in the local currency of the country or jurisdiction in which it is situated. As a consequence, the Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and regulations, and foreign currency exchange regulations of the country or jurisdictions in which the Subsidiaries operate. The Subsidiaries' ability to pay dividends or make other distributions to the Company is also subject to their having sufficient funds from their operations legally available for the payment of such dividends or distributions that are not needed to fund their operations, obligations or other business plans. Because the Company will be a stockholder of each of the Subsidiaries, the Company's claims as such will generally rank junior to all other creditors of and claims against the Subsidiaries. In the event of a Subsidiary's liquidation, there may not be assets sufficient for the Company to recoup its investment in such Subsidiary.

Taxation Risks and Transfer Pricing

        The Company is subject to taxation in the United States, where it is incorporated, at a statutory corporate federal tax rate of 35.0% plus any applicable state income taxes. In addition, each Subsidiary is subject to taxation in the country in which it operates, currently ranging from a statutory tax rate of 57.9% in Japan to 16.5% in Hong Kong. The Company is eligible to receive foreign tax credits in the U.S. for the amount of foreign taxes actually paid in a given period. In the event that the Company's operations in high tax jurisdictions such as Japan grow disproportionately to the rest of the Company's operations, the Company will be unable to fully utilize its foreign tax credits in the U.S., which could, accordingly, result in the Company paying a higher overall effective tax rate on its worldwide operations.

        Because the Subsidiaries operate outside of the United States, the Company is subject to the jurisdiction of numerous foreign tax authorities. In addition to closely monitoring the Subsidiaries' locally based income, these tax authorities regulate and restrict various corporate transactions, including intercompany transfers. The Company believes that the tax authorities in Japan and South Korea are particularly active in challenging the tax structures of foreign corporations and their intercompany transfers. The Company is currently undergoing a customs audit in South Korea. See "--Government Regulation of Products and Marketing; Import Restrictions" and "--Other Regulatory Issues." Although the Company believes that its tax and transfer pricing structures are in compliance in all material respects with the laws of every jurisdiction in which it operates, no assurance can be given that these structures will not be challenged by foreign tax authorities or that such challenges or any required changes in such structures will not have a material adverse effect on the Company's business or results of operations.

Increase in Distributor Compensation Expense

        Under the Licensing and Sales Agreements (the "Licensing and Sales Agreements") between each of the Subsidiaries and NSI, the Company, through its Subsidiaries, is contractually obligated to pay a distributor commission expense of 42% of commissionable product sales (with the exception of South Korea where, due to government regulations, the Company uses a formula based upon a maximum payout of 35% of commissionable product sales). The Licensing and Sales Agreements provide that the Company is to satisfy this obligation by paying commissions owed to local distributors. In the event that these commissions exceed 42% of commissionable product sales, the Company is entitled to receive the difference from NSI. In the event that the commissions paid are lower than 42%, the Company must pay the difference to NSI. Under this formulation, the Company's total commission expense is fixed at 42% of commissionable product sales in each country (except for South Korea). The 42% figure has been set on the basis of NSI's experience over the past eight years during which period actual commissions paid in a given year together with the cost of administering the Global Compensation Plan have ranged between 41% and 43% of commissionable product sales for such year (averaging approximately 42%). In the event that actual commissions payable to distributors from sales in the Company's markets vary from these historical results, whether as a result of changes in distributor behavior or changes to the Global Compensation Plan or in the event that NSI's cost of administering the Global Compensation Plan increases or decreases, the Licensing and Sales Agreements provide that the intercompany settlement figure may be modified to more accurately reflect actual results. This could result in the Company becoming obligated to make greater settlement payments to NSI under the Licensing and Sales Agreements. Such additional payments could adversely affect the Company's results of operations. Because the Company licenses the right to use the Global Compensation Plan from NSI, the structure of the plan, including commission rates, is under the control of NSI.

Product Liability

        The Company may be subject, under applicable laws and regulations, to liability for loss or injury caused by its products. The Company's Subsidiaries are currently covered for product liability claims to the extent of and under insurance programs maintained by NSI for their benefit and for the benefit of its affiliates purchasing NSI products. Accordingly, NSI maintains a policy covering product liability claims for itself and its affiliates with a $1 million per claim and $1 million annual aggregate limit and an umbrella policy with a $40 million per claim and $40 million annual aggregate limit. Although the Company has not been the subject of material product liability claims and the laws and regulations providing for such liability in the Company's markets appear to have been seldom utilized, no assurance can be given that the Company may not be exposed to future product liability claims, and, if any such claims are successful, there can be no assurance that the Company will be adequately covered by insurance or have sufficient resources to pay such claims. The Company does not currently maintain its own product liability policy.

Competition

        The markets for personal care and nutritional products are large and intensely competitive. The Company competes directly with companies that manufacture and market personal care and nutritional products in each of the Company's product lines. The Company competes with other companies in the personal care and nutritional products industry by emphasizing the value and premium quality of the Company's products and the convenience of the Company's distribution system. Many of the Company's competitors have much greater name recognition and financial resources than the Company. In addition, personal care and nutritional products can be purchased in a wide variety of channels of distribution. While the Company believes that consumers appreciate the convenience of ordering products from home through a sales person or through a catalog, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. The Company's product offerings in each product category are also relatively small compared to the wide variety of products offered by many other personal care and nutritional product companies. There can be no assurance that the Company's business and results of operations will not be affected materially by market conditions and competition in the future.

        The Company also competes with other direct selling organizations, some of which have longer operating histories and higher visibility, name recognition and financial resources. The leading network marketing company in the Company's existing markets is Amway Corporation and its affiliates. The Company competes for new distributors on the basis of the Global Compensation Plan and its premium quality products. Management envisions the entry of many more direct selling organizations into the marketplace as this channel of distribution expands over the next several years. The Company has been advised that certain large, well-financed corporations are planning to launch direct selling enterprises which will compete with the Company in certain of its product lines. There can be no assurance that the Company will be able to successfully meet the challenges posed by this increased competition.

        The Company competes for the time, attention and commitment of its independent distributor force. Given that the pool of individuals interested in the business opportunities presented by direct selling tends to be limited in each market, the potential pool of distributors for the Company's products is reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. Although management believes that the Company offers an attractive business opportunity, there can be no assurance that other network marketing companies will not be able to recruit the Company's existing distributors or deplete the pool of potential distributors in a given market.

Operations Outside the United States

        The Company's revenues and most of its expenses are recognized primarily outside of the United States. Therefore, the Company is subject to transfer pricing regulations and foreign exchange control, taxation, customs and other laws. The Company's operations may be materially and adversely affected by economic, political and social conditions in the countries in which it operates. A change in policies by any government in the Company's markets could adversely affect the Company and its operations through, among other things, changes in laws, rules or regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, currency repatriation or imports, or the expropriation of private enterprises. Although the general trend in these countries has been toward more open markets and trade policies and the fostering of private business and economic activity, no assurance can be given that the governments in these countries will continue to pursue such policies or that such policies will not be significantly altered in future periods. This could be especially true in the event of a change in leadership, social or political disruption or upheaval, or unforeseen circumstances affecting economic, political or social conditions or policies. The Company is aware of news releases in South Korea, for example, reporting comments by political figures proposing restrictions on foreign direct sellers designed to protect the market share of local companies. There can be no assurance that such activities, or other similar activities in the Company's markets, will not result in passage of legislation or the enactment of policies which could materially adversely affect the Company's operations in these markets. In addition, the Company's ability to expand its operations into the new markets for which it has received an exclusive license to distribute NSI products will directly depend on its ability to secure the requisite government approvals and comply with the local government regulations in each of those countries. The Company has in the past experienced difficulties in obtaining such approvals as a result of certain actions taken by its distributors, and no assurance can be given that these or similar problems will not prevent the Company from commencing operations in those countries. See "--Entering New Markets."

Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions

        The Board of Directors is authorized, subject to certain limitations, to issue without further consent of the stockholders up to 25,000,000 shares of preferred stock with rights, preferences and privileges designated by the Board of Directors. In addition, the Company's Certificate of Incorporation requires the approval of 662/3% of the outstanding voting power of the Class A Common Stock and the Class B Common Stock to authorize or approve certain change of control transactions. See "Description of Capital Stock--Common Stock--Voting Rights" and "--Mergers and Other Business Combinations." The Company's Certificate of Incorporation and Bylaws also contain certain provisions that limit the ability to call special meetings of stockholders and the ability of stockholders to bring business before or to nominate directors at a meeting of stockholders. See "Description of Capital Stock--Other Charter and Bylaw Provisions." Pursuant to the 1996 Stock Incentive Plan, in the event of certain change of control transactions the Board of Directors has the right, under certain circumstances, to accelerate the vesting of options and the expiration of any restriction periods on stock awards. Finally, the Operating Agreements with NSI and NSIMG are subject to renegotiation after December 31, 2001 upon a change of control of the Company. Any of these actions, provisions or requirements could have the effect of delaying, deferring or preventing a change of control of the Company. See "Recent Developments."

        The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger of more than 10% of the corporations' assets) with an "interested stockholder" (a stockholder who, together with affiliates and associates, within the prior three years owned 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder," unless the "business combination" or "interested stockholder" is approved in a prescribed manner. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

Restrictions on Resale of Shares Underlying Distributor Options

        By exercising any portion of his or her Distributor Options, each distributor who has been granted more than 3,000 Distributor Options will agree not to resell in any given six-month period more than 33% of the shares of Class A Common Stock issuable upon exercise of the Distributor Options held by such distributor. See "Plan of Distribution--Distributor Options."

Regulatory and Taxation Risks

        The availability of employee stock bonus awards in each country in which NSI distributors and/or employees reside is entirely dependent upon and subject to NSI's ability to secure any necessary regulatory approvals, qualifications or exemptions in each such country. There can be no assurance that such approvals or qualifications will be secured or, once secured, will not be suspended. It is possible that NSI may not be able to secure the necessary regulatory approvals or qualifications in certain countries. The receipt of employee stock bonus awards will also subject the recipient to potentially material income tax implications. The Company and its affiliates anticipate that the shares of Class A Common Stock underlying the employee stock bonus awards will be qualified in some form pursuant to the securities laws of each jurisdiction in which the Company and its affiliates operate. There can be no assurance, however, that NSI will be able to qualify the employee stock bonus awards in each jurisdiction or that, if qualified, the governmental authorities in such jurisdictions will not require material modifications to the terms of the programs as they are currently contemplated to be implemented. In addition, there can be no assurance that the laws and relevant regulations and judicial and administrative interpretations in such jurisdictions will not change in a manner that has a material impact on the ability of NSI to adopt or maintain such programs in such jurisdictions. The NSI Distributor Stock Option Plan, as amended (the "NSI Distributor Stock Option Plan"), as it is implemented or administered in any given country where distributors of NSI reside or act as independent distributors of NSI, may be amended or modified by NSI's board of directors from time to time to comply with the legal requirements and restrictions of such country. See "Plan of Distribution --Regulatory and Tax Issues."

Absence of Dividends

        The Company does not anticipate that any dividends will be declared on either its Class A Common Stock or its Class B Common Stock in the immediate future. The Company intends from time to time to re-evaluate this policy based on its net income and its alternative uses for retained earnings, if any. Any future declaration of dividends will be subject to the discretion of the board of directors of the Company (the "Board of Directors") and subject to certain limitations under the General Corporation Law of the State of Delaware (the "DGCL"). The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors. See "--Reliance on Operations of and Dividends and Distributions from Subsidiaries."

Shares Eligible For Future Sale

        Future sales of substantial amounts of the Class A Common Stock in the public market or the perception that such sales could occur may have an adverse effect on the market price of the Class A Common Stock. In addition, any future issuances of Class A Common Stock or other capital stock of the Company could also be dilutive to investors in the Class A Common Stock. See "Recent Developments" and "Description of Capital Stock--Preferred Stock--The NSI Acquisition." As of March 5, 1998, 11,835,737 shares of Class A Common Stock were outstanding. All of the outstanding shares of Class A Common Stock are freely tradeable without restriction or further registration under the Securities Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144 of the Securities Act ("Rule 144"). The shares of Class A Common Stock underlying the Distributor Options and the employee stock bonus awards to be issued pursuant to the Rule 415 Offerings are subject to certain vesting and resale limitations.

        In addition to the shares to be issued pursuant to the Rule 415 Offerings, an aggregate of approximately 3,825,000 shares have been reserved for issuance for future option grants and other equity awards under the NSAP 1996 Stock Incentive Plan. The Company intends to file a registration statement on Form S-8 under the Securities Act to register all of the shares of Class A Common Stock reserved for issuance under the NSAP 1996 Stock Incentive Plan. In addition, the Company has reserved 250,825 shares of Class A Common Stock to be issued upon the exercise of a stock option granted to an executive officer of the Company.

        As of March 5, 1998, the number of outstanding shares of Class B Common Stock was 70,280,759, each share of which is convertible at any time into one share of Class A Common Stock. All shares of the Class B Common Stock are "restricted" shares within the meaning of Rule 144 of the Securities Act. Restricted shares may not be resold in the public market except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144. The Original Stockholders have entered into a stockholders agreement (the "Stockholders Agreement") pursuant to which they agreed not to transfer any shares they own through November 28, 1998 (the "Initial Lock-up Period") without the consent of the Company. However, if the NSI Acquisition is consummated, the lock-up period will automatically be extended until one year following the closing date of the NSI Acquisition (the "Extended Lock-up Period"). In addition, the Stockholders Agreement further restricts the number of shares of Class A Common Stock that may be sold by the Original Stockholders in a public resale pursuant to Rule 144 or any other exempt transaction under the Securities Act for one year following the last to expire of the Initial Lock-up Period or the Extended Lock-up Period. The Original Stockholders have been granted registration rights by the Company permitting each such Original Stockholder to register his or her shares of Class A Common Stock, subject to certain restrictions, on any registration statement filed by the Company until such Original Stockholder has sold a specified value of shares of Class A Common Stock.

                                 USE OF PROCEEDS

        Other than the exercise price of such Distributor Options as may be exercised, the Company will not receive any proceeds from the distribution of shares of Class A Common Stock by the Company and the Rule 415 Selling Stockholders in connection with the employee stock bonus awards. The gross proceeds from the issuance of shares of Class A Common Stock by the Company in connection with the exercise of the Distributor Options are estimated to be approximately $9.2 million (assuming the exercise of all 1,605,000 Distributor Options). Any proceeds received by the Company will be used for general corporate purposes, which may include additional capital expansion projects. Pending such use, the Company intends to invest such proceeds, if any, in short-term, interest bearing, investment grade instruments.

                          RULE 415 SELLING STOCKHOLDERS

        Prior to the date of this Prospectus, the Original Stockholders contributed an aggregate of 1,250,000 shares of Class A Common Stock to NSI and its affiliates (other than the Company) for use in connection with the employee stock bonus awards to be made by the Rule 415 Selling Stockholders to their respective employees pursuant to their respective stock incentive plans in connection with the Rule 415 Offerings. See "Plan of Distribution." The following table sets forth the name of each Rule 415 Selling Stockholder for whom shares of

Class A Common Stock have been registered pursuant to Rule 415 under the Securities Act, the number of shares of Class A Common Stock owned and to be offered in Rule 415 Offerings by each Rule 415 Selling Stockholder and the total voting power of each Rule 415 Selling Stockholder after the Rule 415 Offerings.


                                                           Class A Common Stock
                                            --------------------------------------------------
                                            Owned and To Be Offered in   To Be Owned After the
                                             the Rule 415 Offerings(2)     Rule 415 Offering
                                            --------------------------   ---------------------
    Rule 415 Selling Stockholders(1)                  Number              Number          %
    --------------------------------                ----------           --------        ---
Nu Skin International, Inc. ..............           1,136,524              --            --
Nu Skin Personal Care Australia, Inc. ....              25,148              --            --
Nu Skin New Zealand, Inc. ................               5,110              --            --
Nu Skin Mexico, Inc. .....................              13,483              --            --
Nu Skin Guatemala, Inc. ..................               1,500              --            --
Nu Skin Canada, Inc. .....................              33,775              --            --
Nu Skin Netherlands, Inc. ................               3,398              --            --
Nu Skin U.K., Inc. .......................               5,755              --            --
Nu Skin Germany, Inc. ....................               4,236              --            --
Nu Skin Belgium, Inc. ....................               3,400              --            --
Nu Skin France, Inc. .....................               6,193              --            --
Nu Skin Italy, Inc. ......................               4,157              --            --
Nu Skin Spain, Inc. ......................               4,894              --            --
Nu Skin Puerto Rico, Inc. ................               2,427              --            --
-----------

(1) Each of the Rule 415 Selling Stockholders is an affiliate of the Company in that each Rule 415 Selling Stockholder is owned by the same individuals who owned approximately 98% of the voting control of the Common Stock as of the date of this Prospectus. See "Recent Developments."

(2) Includes up to 1,250,000 shares of Class A Common Stock to be offered by the Rule 415 Selling Stockholders in connection with employee stock bonus awards.

        In addition to the shares of Class A Common Stock being offered by the Rule 415 Selling Stockholders, the Company is offering up to 1,605,000 shares of Class A Common Stock to be issued upon the exercise of Distributor Options and up to 175,000 shares of Class A Common Stock as employee stock bonus awards to its employees. See "Plan of Distribution."

PLAN OF DISTRIBUTION

General

        This Prospectus may be used from time to time by the holders who offer the securities registered hereby pursuant to Rule 415 under the Securities Act for sale in transactions in which they are or may be deemed to be "underwriters" within the meaning of the Securities Act. The Class A Common Stock may be offered from time to time directly by the holders or pledgees, donees, transferees or other successors in interest. Alternatively, the Class A Common Stock may be offered from time to time by the holders or through brokers or dealers who may act solely as agents, or may acquire shares as principals. The distribution of the Class A Common Stock may be effected in one or more transactions that may take place on the New York Stock Exchange, including block trades, ordinary brokers' transactions, privately negotiated transactions or through sales to one or more broker/dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by these holders in connection with such sales. In connection with such sales, the holders and any participating brokers or dealers may be deemed "underwriters" as such term is defined in the Securities Act. If required, a prospectus supplement will be distributed setting forth the names of any participating brokers or dealers, any applicable commissions or discounts and the net proceeds to the Rule 415 Selling Stockholders from such sale.

        The Rule 415 Selling Stockholders will bear all expenses (including underwriting discounts and selling commissions, state and local transfer taxes, and fees and expenses of counsel or other advisors to the Rule 415 Selling Stockholders) in connection with the registration of the offered securities.

Distributor Options

        Prior to the date of this Prospectus, the Original Stockholders contributed to the Company 1,605,000 shares of the Company's Class A Common Stock for use in implementing the NSI Distributor Stock Option Plan. Also prior to the date of this Prospectus, the Company granted to NSI an option (the "Option") to acquire such 1,605,000 shares of Class A Common Stock, which NSI Option was divisible and assignable by NSI for purposes of granting Distributor Options pursuant to the NSI Distributor Stock Option Plan.

        Pursuant to the terms of the NSI Distributor Option Plan, NSI has granted 1,605,000 Distributor Options to eligible distributors who achieved and maintained certain sales volume levels ("Executive Pin Levels") during a qualifying period in 1997. Each Distributor Option entitles the holder to purchase one share of Class A Common Stock at an exercise price of $5.75 (the "Exercise Price"), which is 25% of the initial price per share to the public in the Company's initial public offering of Class A Common Stock. All of the 1,605,000 Distributor Options have vested and are exercisable by each distributor until December 31, 2001, provided that the distributor maintains an Executive Pin Level of "Gold" or higher under the terms of the NSI Distributor Stock Option Plan until the date of exercise. Because of local legal and other requirements, the NSI Distributor Stock Option Plan as implemented in the Netherlands and Hong Kong has been changed to provide that vested distributor options will be exercisable for 90 days following December 31,1997, provided a Netherlands or Hong Kong distributor holding such Distributor Options maintains an Executive Pin Level of Gold or higher until the date of exercise. No Distributor Options will be exercisable after December 31, 2001. By exercising any portion of the Distributor Options, each distributor granted more than 3,000 Distributor Options agrees not to resell in any given six-month period more than 33% of the shares of Class A Common Stock issuable upon exercise of the Distributor Options originally granted to such distributor.

        By receiving an allocation of Distributor Options, each distributor confirmed his or her agreement to continue to resell or personally consume at least 80% of all products purchased by such distributor per month. Product returns after January 1, 1998 will reduce commission levels and may affect distributor Executive Pin Levels, consequently impacting the number of Distributor Options received by a distributor. In the event of product returns occurring after January 1, 1998 which would have affected distributor Executive Pin Levels or qualification for or vesting of Distributor Options had such product returns been made during 1997, NSI reserves the right to use any actions or remedies available to it under the NSI distributor policies and procedures, as may be amended from time to time, to recoup the value of the Distributor Options received by an Eligible Distributor in excess of the value of Distributor Options which would have been received or vested had such product returns been made prior to January 1, 1998.

Employee Stock Bonus Awards

        Prior to the date of this Prospectus, the Original Stockholders also contributed an aggregate of 1,250,000 shares of Class A Common Stock to NSI and its affiliates (other than the Company) for use in connection with the employee stock bonus awards to be made by NSI and its affiliates (other than the Company) to their respective employees in connection with the Rule 415 Offerings. The grant of stock bonus awards and the terms thereof will be governed by the respective stock incentive plans of NSI and its affiliates (other than the Company).

        The shares of Class A Common Stock underlying each such employee stock bonus award will be issued to the employee recipient at a rate of 25% per year commencing one year following the date of the award, unless otherwise specified, provided the employee recipient is still employed by NSI or one of its affiliates (other than the Company). As of March 5, 1998, NSI and its affiliates (other than the Company) had made stock bonus awards for 466,563 shares of Class A Common Stock, of which awards for 20,122 shares had lapsed in connection with the termination of the employee recipients.

        The Company will also issue up to 175,000 shares of Class A Common Stock in connection with stock bonus awards that may be made to its employees pursuant to the NSAP 1996 Stock Incentive Plan on terms substantially similar to those described above in relation to the employee stock bonus awards to be made by NSI and its affiliates (other than the Company). As of March 5, 1998, the Company has made stock bonus awards for 175,490 shares of Class A Common Stock, of which awards for 14,104 shares have lapsed in connection with the employment termination of certain recipients.

Regulatory and Tax Issues

        Certain U.S. Tax Consequences to Recipients of Distributor Options and Employee Stock Bonus Awards. For purposes of the Internal Revenue Code of 1986 as amended (the "Code"), the Distributor Options will be considered non-qualified stock options. A recipient (an "Option Recipient") of a non-qualified stock option recognizes no taxable income when a non-qualified stock option is granted. Upon exercise of a non-qualified stock option, the Option Recipient recognizes ordinary income equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. The Option Recipient recognizes as capital gain or loss any subsequent profit or loss recognized on the sale or exchange of any shares disposed of or sold. A recipient (an "Employee Stock Bonus Award Recipient") of restricted stock or contingent stock is not required to include the value of such shares in income until the first time such Employee Stock Bonus Award Recipient's rights in the shares are transferable or not subject to substantial risk of forfeiture, whichever occurs earlier. In the case of restricted stock or contingent stock, the amount of such ordinary income will be equal to the excess of the fair market value of the shares at the time the income is recognized over the amount (if any) paid for the shares. Recipients of Distributor Options and employee stock bonus awards should consult their own tax advisors regarding the U.S. tax consequences of being awarded a Distributor Option or an employee stock bonus award. In addition, non-U.S. recipients of Distributor Options and employee stock bonus awards should consult with their own tax advisors regarding the application of the tax laws of their respective countries to the Distributor Options and employee stock bonus awards.

        Non-U.S. Regulatory and Tax Considerations. The Company and its affiliates anticipate that the Distributor Options, the shares of Class A Common Stock underlying the Distributor Options and the employee stock bonus awards will be qualified in some form pursuant to the securities and regulatory laws of each jurisdiction in which the Company and its affiliates operate. There can be no assurance, however, that NSI will be able to qualify the Distributor Options and the employee stock bonus awards in each jurisdiction or that, if qualified, the governmental authorities in such jurisdictions will not suspend such qualifications or require material modifications to the terms of the programs as they are currently contemplated to be implemented. In certain countries, including Belgium, France, Spain and possibly others, only existing distributors and/or existing executive distributors will be allowed to participate in the NSI Stock Option Plan. In addition, there can be no assurance that the laws and relevant regulations and judicial and administrative interpretations in jurisdictions will not change in a manner that has a material impact on the ability of NSI to adopt or maintain such programs in such jurisdictions.

        The exercise of Distributor Options and the sale of the shares of Class A Common Stock underlying such Distributor Options, and receipt of employee stock bonus awards and the sale of the shares of Class A Common Stock underlying such stock bonus awards, will have certain material income tax implications for the distributors of NSI and the employees of the Company and NSI. Although this Prospectus and related documentation contains certain tax information relevant to distributors of NSI and employees of the Company and NSI and its affiliates

(other than the Company), such information is only intended to be a summary of certain relevant provisions and does not address all aspects of tax law that may be relevant to each distributor and employee based on the individual circumstances of such distributor and employee in each jurisdiction in which they operate. Distributors and employees are urged to consult their own tax advisors with respect to the particular tax consequences to them of the exercise of the Distributor Options and the purchase, ownership and disposition of the Class A Common Stock, including the applicability of any federal, state, provincial or foreign tax laws to which they may be subject as well as with respect to the possible effects of changes in tax laws in each jurisdiction, including changes which may be applied retroactively in a manner that could adversely affect holders of the Class A Common Stock.

DESCRIPTION OF CAPITAL STOCK

General

        As of the date of this Prospectus, the authorized capital stock of the Company consists of 500,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock, and 25,000,000 shares of Preferred Stock. As of March 5, 1998, the Company had 11,835,737 shares of Class A Common Stock issued and outstanding and 70,280,759 shares of Class B Common Stock issued and outstanding, all of which are held of record by the Original Stockholders and certain of their affiliates. Of the authorized shares of Preferred Stock, no shares of Preferred Stock were outstanding as of March 5, 1998; however, if the NSI Acquisition is consummated, the Company will issue shares of Series A Preferred Stock as partial consideration for NSI Acquisition. See "Recent Developments" and "--Preferred Stock."

        The following description of the Company's capital stock is a summary and is subject to and qualified in its entirety by reference to the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation").

Common Stock

        The approximate number of holders of record of the Company's Class A Common Stock and Class B Common Stock as of March 5, 1998 was 895 and 63, respectively. The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions regarding the shares of the Class B Common Stock, as described below.

        Voting Rights. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of Class A Common Stock and holders of Class B Common Stock will vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of the Company's assets, holders of Class A Common Stock and holders of Class B Common Stock will vote together as a single class and the approval of 662/3% of the outstanding voting power is required to authorize or approve such transactions. See "Risk Factors--Control by Original Stockholders; Anti-Takeover Effect of Dual Classes of Common Stock" and "--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

        Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of a meeting if the Company receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders an opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

        Dividends. Holders of Class A Common Stock and holders of Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board of Directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.

        If a dividend or distribution payable in Class A Common Stock is made on the Class A Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in Class B Common Stock is made on the Class B Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock. See "Risk Factors--Absence of Dividends."

        Restrictions on Transfer. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a permitted transferee (as defined in the
Company's Certificate of Incorporation) such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common Stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

        Conversion. The Class A Common Stock has no conversion rights. The Class B Common Stock is convertible into shares of Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common Stock to any person other than a "Permitted Transferee" (as defined in the Certificate of Incorporation) each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

        Liquidation. In the event of liquidation, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among holders of Class A Common Stock and holders of Class B Common Stock treated as a single class.

        Mergers and Other Business Combinations. Upon the merger or consolidation of the Company, holders of each class of Common Stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and the Class B Common Stock (collectively, the "Common Stock") differ at that time. The Company may not dispose of all or any substantial part of the assets of the Company to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13d-5 of the Exchange
Act), which beneficially owns in the aggregate 10% or more of the outstanding Common Stock and Common Stock of the Company (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less that 662/3% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 662/3% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least 5% of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction), but only if such seller or sellers have beneficial ownership of shares of Common Stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 662/3% voting requirement is not applicable, however, if
(i) the proposed transaction is approved by a vote of not less than a majority of the directors of the Company who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of Common Stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of Common Stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

        Other Provisions. Holders of the Class A Common Stock and holders of Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

        Transfer Agent and Registrar. The Transfer Agent and Registrar for the Class A Common Stock is American Stock Transfer and Trust Company.

        Listing. The Class A Common Stock is traded on the New York Stock Exchange under the trading symbol "NUS." There is currently no public market for the Class B Common Stock.

Preferred Stock

  General

        The Board of Directors is authorized, subject to any limitations prescribed by the DGCL or the rules of the New York Stock Exchange or other organizations on whose systems stock of the Company may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 662/3% of the combined voting power of the outstanding shares of Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the Company's Board of Directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control of the Company. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

  The NSI Acquisition

        If the NSI Acquisition is consummated, the Company will issue shares of Series A Preferred Stock as partial consideration for the NSI Acquisition.
Pursuant to the Acquisition Agreement, the number of shares of Series A Preferred Stock to be issued will be determined by dividing $70 million by the average closing price of the Class A Common Stock reported on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the closing of the NSI Acquisition.

        To comply with certain rules and regulations of the New York Stock Exchange, if the NSI Acquisition is consummated, the Certificate of Designation setting forth the terms of the Series A Preferred Stock will provide that the Series A Preferred Stock cannot be converted into Class A Common Stock until the holders of the Common Stock approve the issuance of Class A Common Stock upon conversion of the Series A Preferred Stock or the requirements of the New York Stock Exchange are otherwise satisfied to permit conversion thereof. The Company intends to submit a proposal to the holders of Common Stock in connection with the Company's 1998 annual meeting of stockholders requesting the holders of Common Stock to approve the issuance of shares of Class A Common Stock upon conversion of the Series A Preferred Stock (the "Proposal").

        If the NSI Acquisition is consummated and shares of Series A Preferred Stock are issued, the Company anticipates that the Series A Preferred Stock will have the following rights, powers, preferences and privileges.

        Dividends. Prior to September 30, 1998, the holders of the Series A Preferred Stock will share equally in any dividends declared, paid or set apart for payment on the Common Stock or any other class or series of stock of the Company ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock. At any time after September 30, 1998, if the holders of Common Stock do not approve the Proposal and the requirements of the New York Stock Exchange are not otherwise satisfied to permit conversion of the Series A Preferred Stock to Class A Common Stock on or before such date, the holders of the Series A Preferred Stock will be entitled to cash dividends after that date at the rate of 7% of the "Preference Value" per share of Series A Preferred Stock per annum (the "Cumulative Dividends"). The "Preference Value" will be equal to 60% of the average closing price of the Class A Common Stock reported on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the closing of the NSI Acquisition. The Cumulative Dividends must be paid in full before any dividends can be paid on securities ranking junior to the Series A Preferred Stock (including the Common Stock). The Cumulative Dividends will be payable in quarterly installments on each March 31, June 30, September 30 and December 31, commencing December 31, 1998. The Cumulative Dividends will accrue (whether or not declared) from September 30, 1998 and accrued Cumulative Dividends will accumulate to the extent not paid in a quarterly dividend period.

        Liquidation Preference. The Series A Preferred Stock will have a liquidation preference equal to the Preference Value. Upon the liquidation, dissolution or winding up of the Company, holders of the Series A Preferred Stock will be entitled to the Preference Value per share of the Series A Preferred Stock plus any accrued and unpaid dividends on the Series A Preferred Stock (collectively, the "Series A Liquidation Preference") prior to any payment being made to holders of the Common Stock or any stock of the Company junior to the Series A Preferred Stock. In the event there are sufficient assets to pay the full Series A Liquidation Preference, any remaining assets will first be distributed to the holders of the Common Stock in a total amount equal to the Series A Liquidation Preference and will thereafter be distributed to the holders of the Common Stock and the holders of the Series A Preferred Stock pro rata based on the number of shares held by each holder. The sale of all or substantially all of the assets of the Company or the consolidation or merger of the Company with another entity will be deemed to be a liquidation, dissolution or winding up of the Company for purposes of the Series A Liquidation Preference.

        Optional Redemption by the Company. The Series A Preferred Stock will be redeemable by the Company at its option in whole, but not in part, at any time after September 30, 1998, if the stockholders do not approve the Proposal or the requirements of the New York Stock Exchange are not otherwise satisfied to permit conversion of the Series A Preferred Stock to Class A Common Stock on or before such date. If these redemption provisions were triggered, the redemption price per share would be equal to the lesser of (i) the Preference Value or (ii) 60% of average of the last sales prices per share of the Class A Common Stock of the Company on the New York Stock Exchange for the 20 consecutive trading days ending on the trading day which is five trading days prior to the redemption date. The redemption price would be payable 25% in cash on the redemption date and the remaining 75% in promissory notes. The principal on the promissory notes would be payable in three equal annual installments on the anniversary of the redemption date in each of the next three succeeding years, with interest on the unpaid principal balance payable at a rate per annum equal to the short term applicable federal rate as defined in the Code.

        Voting Rights. Holders of Series A Preferred Stock generally will have no voting rights. However, a vote or consent of 662/3% of the outstanding Series A Preferred Stock will be required for the Company to issue any class or series of stock ranking prior to or on a parity with the Series A Preferred Stock with respect to dividends or distribution of assets upon liquidation or for the Company to amend its Certificate of Incorporation so as to materially and adversely affect the rights and preferences of the Series A Preferred Stock. In addition, holders of Series A Preferred Stock will have the right to elect two new members of the Board of Directors if the right to receive Cumulative Dividends has been triggered and such Cumulative Dividends are in arrears in an amount equal to or greater than six quarterly Cumulative Dividends.

        Automatic Conversion. If the Proposal is approved by the holders of Common Stock, the outstanding shares of Series A Preferred Stock will be automatically converted into Class A Common Stock at the Conversion Ratio (as defined in the Certificate of Designation) then in effect. The Conversion Ratio initially will be one share of Class A Common Stock per share of Series A Preferred Stock, and will be subject to adjustment for dilutive issuances of securities.

        Right to Redeem the Class A Common Stock Issuable Upon Conversion of Series A Preferred Stock. If the holders of Common Stock approve the Proposal, pursuant to the NSI Acquisition Agreement the Company will have the right to redeem the Class A Common Stock issued upon conversion of the Series A Preferred Stock. Subject to the limitations described below, the redemption price per share will initially be the average closing price of the Class A Common Stock reported on the New York Stock Exchange for the 20 consecutive trading days ending five trading days prior to the closing of the NSI Acquisition, and will increase on each anniversary date of the issuance of the Class A Common Stock as follows:


          Date                                       Redemption Price
          ----                                       ----------------
          Issuance                                         100%
          First Anniversary                                120%
          Second Anniversary                               140%
          Third Anniversary                                160%
          Fourth Anniversary                               180%
          Fifth Anniversary                                200%

The redemption right expires on the sixth anniversary of the issuance of the Class A Common Stock upon conversion of the Series A Preferred Stock. In order for the redemption right to be exercised, the redemption price must be no more than 100% of the average of the last sales prices per share of the Class A
Common Stock of the Company on the New York Stock Exchange for the 20 consecutive trading days ending on the trading date that is five trading days prior to the date of the redemption. In addition, in order for such redemption right to be exercised, at least two-thirds of the independent members of the Board of Directors must approve the redemption after consideration of relevant alternate cash investments available to the Company at that time.

Other Charter and Bylaw Provisions

        Special meetings of stockholders may be called only by the majority stockholders, the Board of Directors or the President or Secretary of the Company. Except as otherwise required by law, stockholders, in their capacity as such, are not entitled to request or call a special meeting of the stockholders.

        Stockholders of the Company are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in the Company's Amended and Restated Bylaws (the "Bylaws") will result in the denial of the stockholder of the right to make such nominations or propose such action at the meeting. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

Section 203 of the Delaware General Corporation Law

        The Company is a Delaware corporation and is subject to the provisions of Section 203 of the DGCL (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" with an "interested stockholder" (a stockholder who, together with affiliates and associates, within the prior three years did own 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder," unless the "business combination" or "interested stockholder" is approved in a prescribed manner. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

Indemnification and Limitation of Liability of Directors and Officers

        To the fullest extent permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify and advance expenses to each of its directors, officers, employees and agents. The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. The Company has entered into separate indemnification agreements with each of its directors and executive officers in order to effectuate such provisions. The Company's Certificate of Incorporation also provides for, to the fullest extent permitted by the DGCL, elimination or limitation of liability of directors for breach of their fiduciary duty to the Company or its stockholders.

Registration Rights

        Under the Stockholders' Agreement, the Original Stockholders have been granted registration rights by the Company permitting each of such Original Stockholders to register his or her shares of Class A Common Stock, subject to certain restrictions, on any registration statement filed by the Company until such Original Stockholder has sold a specified value of shares of Class A Common Stock.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

        The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or any trust unless a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions over the trust. This discussion does not address all material aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect). Each prospective purchaser of Class A Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Class A Common Stock as well as any tax consequences that may arise under the laws of any foreign or U.S. state, municipality or other taxing jurisdiction.

        An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for 183 days or more during the calendar year or on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

Dividends

        Dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation, including, under current law, IRS Form 4224, with the payor of the dividend), but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        Under United States Treasury regulations that apply to dividends paid before January 1, 1999, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. Under United States Treasury regulations that apply to dividends paid after December 31, 1998, a Non-U.S. Holder of Class A Common Stock wishing to claim the benefit of an applicable treaty rate will be required to satisfy applicable certification and other requirements either directly or through an intermediary. In addition, backup withholding, as discussed below, may apply in certain circumstances if applicable certification and other requirements are not met.

Gain on Disposition of Common Stock

        A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

        If an individual Non-U.S. Holder falls under clause (i) above, he will, unless an applicable treaty provides otherwise, be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses.

        If a Non-U.S.  Holder that is a foreign  corporation  falls under clause
(i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Tax

        Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

        The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

        A backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payor under the United States information reporting requirements. Under United States Treasury regulations that apply to dividends paid before January 1, 1999, backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person), but generally will apply to dividends paid on Class A Common Stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. Under Treasury regulations that apply to dividends paid after December 31, 1998, a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary or a Non-U.S. Holder otherwise establishes an exemption from backup withholding.

        Payment of the proceeds of a sale of Class A Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payor with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Class A Common Stock by or through a foreign office of a foreign broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  LEGAL MATTERS

        The validity of the issuance of the shares of Class A Common Stock offered hereby will be passed upon for the Company and the Rule 415 Selling Stockholders by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, Salt Lake City, Utah.

                                     EXPERTS

        The consolidated financial statements incorporated in this Prospectus by reference to the Nu Skin Asia Pacific, Inc. Annual Report on Form 10-K for the year ended December 31, 1997 have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

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   No person is  authorized  to give
any    information   or   make   any
representations   other  than  those
contained in this Prospectus and, if
given or made,  such  information or
representations  must not be  relied                 3,030,000 Shares
upon as having  been  authorized  by
the  Company,  any Rule 415  Selling
Stockholder  or  any  other  person.
This  Prospectus does not constitute
an offer  to sell or a  solicitation
of  any   offer  to   purchase   any
securities other than those to which                       [LOGO]
it  relates or an offer to sell or a
solicitation of an offer to purchase
any  securities in any  jurisdiction
where such an offer or  solicitation
would  be   unlawful.   Neither  the
delivery of this  Prospectus nor any
distribution of securities hereunder
shall  under  any  circumstances  be
deemed to imply  that there has been                Class A Common Stock
no change in the assets,  properties
or affairs of the Company  since the
date hereof or that the  information
set forth  herein is  correct  as of
any  time  subsequent  to  the  date
hereof.
                                                     ------------------

        -------------------                              PROSPECTUS

                                                     ------------------

         TABLE OF CONTENTS

                                Page
                                ----
Available Information..............2
Incorporation by Reference.........2
Forward-Looking Statements.........3
The Company........................4
Recent Developments................5
Risk Factors.......................8
Use of Proceeds...................23
Rule 415 Selling Stockholders.....23
Plan of Distribution..............24
Description of Capital Stock......27
Certain United States Tax
 Consequences to Non-United                            March 20, 1998
 States Holders...................32
Legal Matters.....................34
Experts...........................34
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